Filed by DHC Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: With Purpose, Inc. (d/b/a GloriFi, Inc.)

Commission File No. 001-40130

GloriFi, a Pro-America, Mission-Driven Technology Company That Aims to Empower Members to Put Their Money Where Their Values Are Through a Suite of Financial Services, Enters Into an Agreement to Become Publicly Traded via Business Combination with DHC Acquisition Corp

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Transaction Expected to Provide Approximately $279 Million in Cash Proceeds (assuming no redemptions by holders of DHC’s Class A common shares) Which Would Enable GloriFi to Pursue Significant Market Opportunity and Harness Trends Reshaping the U.S. Economy.

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GloriFi Will Provide Full Financial Product Ecosystem. GloriFi aims to empower Americans to take control of their financial well-being by offering a comprehensive suite of financial services including credit cards, digital banking products, insurance, mortgage, and brokerage services. GloriFi expects to formally launch its product platform this fall.

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Powerful Platform Built on Technology. GloriFi expects its technology stack to provide a critical advantage versus industry incumbents who suffer from legacy architecture. This platform is scheduled to be built at a fraction of the cost of industry incumbents’ annual multi-billion technology spend. GloriFi’s tech stack is designed to allow maximum adaptability for the next wave of tech innovation.

•	True Alignment of Interests with Shareholders. 100% of GloriFi’s current equity holders will roll their equity forward tying their interest to future share performance.

•	The Business Combination Values GloriFi at a Pro forma Enterprise Value of Approximately $1.7 Billion.[1]

•	Given the Summer Holiday Season, GloriFi intends to Post its Full Investor Presentation After Labor Day.

(July 25, 2022) Dallas, Texas – With Purpose, Inc., a Delaware corporation doing business as GloriFi (“GloriFi” or the “Company”), a pro-America, mission-driven technology company built to empower consumers to put their money where their values are and take control of their personal finances, and DHC Acquisition Corp (“DHC”), a special purpose acquisition company sponsored by former senior military leaders, today announced that they have entered into a definitive agreement for a business combination that would result in GloriFi becoming a publicly listed company. Once the proposed transaction closes, the Company will potentially trade on the Nasdaq under the requested ticker symbol “GLRI”.

[1]	Includes impact of DHC’s Class B shares and estimated fees and expenses.

The proposed business combination would provide approximately $279 million (assuming no redemptions by holders of DHC’s Class A common shares) to GloriFi’s balance sheet allowing the combined company to tap the underserved market of consumers who want to do business with companies who share their values. At a price of $10.00 per share, the transaction values GloriFi at a pro forma enterprise value of approximately $1.7 billion2 and is expected to close in the first quarter of 2023.

GloriFi was early to predict and recognize the trends that are reshaping the U.S. economy today. For example, GloriFi believes that significant migration away from the coasts towards the U.S. heartland has created an underserved population with $6-8 trillion in purchasing power. The Company believes these consumers have taken notice that large segments of corporate America have grown increasingly disconnected from heartland consumers. At the same time, data shows that over 70% of these Americans believe it is important that their financial institution share basic American values. GloriFi is committed to providing Americans with the opportunity to transact with an institution that shares their values while empowering them with the data and tools needed to achieve financial freedom.

Toby Neugebauer, GloriFi Founder & Chief Executive Officer, said, “Consumers today overwhelmingly want to do business with companies who share their values. We believe that this is a vastly underserved market, and our combining unapologetically pro-America values with what we believe is best-in-class technology provides GloriFi with a powerful competitive advantage to lead this exciting growth category.”

Thomas Morgan Jr., Co-Chief Executive Officer of DHC, said, “This business combination with GloriFi fulfills our goal to find a great company with exceptional leadership in the consumer, financial technology and e-commerce sectors. We believe that the GloriFi team has identified a strong market of underserved customers across America, and they possess the battle-tested proven leadership necessary to serve that audience with excellence and execute their growth plans.”

Transaction Overview

The transaction has been approved unanimously by both the DHC and GloriFi Boards of Directors. It is expected to close in the first quarter of 2023 subject to, among other things, approval by DHC’s shareholders, GloriFi and DHC completing financings resulting in proceeds of at least $90 million in the aggregate as described in the Business Combination Agreement, and other customary closing conditions.

The transaction values the combined company, to be renamed GloriFi upon closing, at a pro forma enterprise value of approximately $1.7 billion2 at a price of $10.00 per share, assuming no redemptions by holders of DHC Class A common shares. The transaction is expected to provide up to approximately $279 million (assuming no redemptions by holders of DHC’s Class A common shares) in capital on GloriFi’s balance sheet to execute on management’s strategic growth initiatives.

GloriFi’s existing equity holders will roll forward 100% of their existing shares.

Further information related to the proposed combination, including a copy of the business combination agreement and other important materials, will be filed by DHC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission and available at https://www.sec.gov/.

[2]	Includes impact of DHC’s Class B shares and estimated fees and expenses.

Advisor to GloriFi

Winston & Strawn LLP is serving as legal counsel to GloriFi.

About GloriFi

GloriFi is a pro-freedom, pro-America, pro-capitalism technology company that will soon offer best-in-class financial services such as credit cards, insurance, mortgages, brokerage, and banking products, empowering members to put their money where their values are and preserve the Country they believe in. Members will soon be able to download a state-of-the-art financial lifestyle app offering personalized news, weather, market data, and insights to help them navigate their finances and make better financial decisions amidst a challenging economy.

About DHC

DHC Acquisition Corp. is a special purpose acquisition company incorporated as a Cayman Islands exempted company and led by West Point graduates and retired Army officers each with decades of experience building, scaling, and leading teams in their respective fields. DHC was formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of GloriFi, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by DHC and its management, and GloriFi and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against GloriFi, DHC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DHC or GloriFi, or to satisfy other conditions to closing the business combination; 4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews that adversely affect the business combination; 5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 6) the ability to meet Nasdaq’s listing standards following the consummation of the business combination or the expected benefits of the business combination; 7) the risk that the business combination disrupts current plans and operations of GloriFi as a result of the announcement and consummation of the business combination; 8) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 9) costs related to the business combination; 10) the ability of the GloriFi or the combine company to successfully execute its business strategy, including launching new product offerings and expanding information and technology capabilities; (11) the amount of redemption requests made by DHC’s shareholders; (12) the ability of DHC or GloriFi to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination; 13) changes in applicable laws or regulations; 14) the possibility that GloriFi or the combined company may be adversely affected by other economic, business and/or competitive factors; 15) GloriFi’s estimates of its financial performance; 16) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of DHC’s securities; 17) the risk that the transaction may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHC; 18) the impact of the coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; and 19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHC’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 to be filed with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus and other documents filed by DHC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither DHC nor GloriFi gives any assurance that either DHC or GloriFi or the combined company will achieve its expected results. Neither DHC nor GloriFi undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information about the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between DHC and GloriFi. DHC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all DHC stockholders. DHC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of DHC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by DHC through the website maintained by the SEC at www.sec.gov.

The documents filed by DHC with the SEC also may be obtained free of charge at DHC’s website at https://www.dhcacquisition.partners/ or upon written request to 535 Silicon Drive, Suite 100,

Southlake, TX 76092.

Participants in the Solicitation

DHC and GloriFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHC’s stockholders in connection with the proposed transactions. DHC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of DHC listed in DHC’s registration statement on Form S-4, which is expected to be filed by DHC with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DHC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by DHC with the SEC in connection with the business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Media

For GloriFi and DHC, please contact Stephanie Reynolds at TrailRunner International: Stephanie.Reynolds@TrailRunnerint.com

Investors

For investor inquiries regarding GloriFi, please contact William Izlar: William.Izlar@GloriFi.com